SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CORPORATE OFFICE PROPERTIES TRUST

CORPORATE OFFICE PROPERTIES, L.P.

(Exact name of Registrant as specified in its charter)

Corporate Office Properties, L.P., as Issuer, and Corporate Office Properties Trust, as Guarantor

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

4.25% Exchangeable Senior Notes due 2030

(Title of Class of Securities)

22003BAC0

(CUSIP Number of Class of Securities)

Maryland	23-2930022
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

6711 Columbia Gateway Drive

Suite 300

Columbia, Maryland 21046

(443) 285-5400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Roger A. Waesche, Jr.

President and Chief Executive Officer

Corporate Office Properties Trust

6711 Columbia Gateway Drive

Suite 300

Columbia, MD 21046

(443) 285-5400

(Name, address, including zip code, and telephone number, including area code,

of agent for service)

Copies to:

Justin W. Chairman, Esq.	Karen M. Singer, Esq.
Morgan, Lewis & Bockius LLP	Senior Vice President,
1701 Market Street	General Counsel and Secretary
Philadelphia, PA 19103	Corporate Office Properties Trust
(215) 963-5000	6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046
(443) 285-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$199,312,110	$27,186.17

*                                          Estimated for purposes of calculating the filing fee only. The purchase price of the 4.25% Exchangeable Senior Notes due 2030 of Corporate Office Properties, L.P. (the “notes”), which are guaranteed by Corporate Office Properties Trust, is equal to 107.0% of the principal amount of those notes ($1,070 purchase price per $1,000 principal amount of the notes), excluding accrued and unpaid interest and certain other amounts, if any.  As of May 29, 2013, the aggregate principal amount of notes outstanding was $186,273,000, resulting in an aggregate maximum purchase price of $199,312,110, excluding accrued and unpaid interest and certain other amounts, if any.

**                                    The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐                                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                     third party tender offer subject to Rule 14d-1.

☒                                   issuer tender offer subject to Rule 13e-4.

☐                                     going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Corporate Office Properties, L.P., a Delaware limited partnership (“COPLP”) and Corporate Office Properties Trust, a Maryland real estate investment trust (“COPT” and, together with COPLP, the “Subject Companies” and each, individually, a “Subject Company”), and relates to the offer to purchase (the “offer”) for cash, upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated May 29, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of the notes.

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The offer will expire at 11:59 p.m., New York City time, on June 26, 2013, unless the offer is extended. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase is incorporated by reference herein as set forth below.

Item 1.   Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary of the Offer” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)           Name and Address. The issuer of the notes is Corporate Office Properties, L.P., a Delaware limited partnership. The notes are guaranteed and exchangeable into the common shares of beneficial interest of Corporate Office Properties Trust, a Maryland real estate investment trust. Each Subject Company’s principal executive offices is located at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046. Each Subject Company’s phone number is (443) 285-5400.

(b)           Securities. The securities that are the subject of the offer are COPLP’s outstanding 4.25% Exchangeable Senior Notes due 2030.  As of May 29, 2013, there was $186,273,000 aggregate principal amount of the notes outstanding.

(c)           Trading Market and Price. The information in the Offer to Purchase under the heading “Market and Trading Information” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Purchase under “Information Concerning COPT” is incorporated herein by reference. COPLP is a subsidiary of COPT. COPT is the general partner of COPLP. Pursuant to General Instruction C to Schedule TO, the following persons are the trustees and/or executive officers of COPT:

Trustees:

Thomas F. Brady (Chair)

Robert L. Denton

Clay W. Hamlin, III

Elizabeth A. Hight

David M. Jacobstein

Steven D. Kesler

Jay H. Shidler

Richard Szafranski

Roger A. Waesche, Jr.

Kenneth D. Wethe

Executive Officers:

Name	Title
Roger A. Waesche, Jr.	President and Chief Executive Officer
Stephen E. Riffee	Executive Vice President and Chief Financial Officer
Stephen E. Budorick	Executive Vice President and Chief Operating Officer

Wayne H. Lingafelter	Executive Vice President of Development & Construction
Karen M. Singer	Senior Vice President, General Counsel and Secretary

The business address and telephone number for all of the above trustees and executive officers are c/o Corporate Office Properties Trust, 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046 and (443) 285-5400.

No single person or group of persons controls COPT.

Item 4.   Terms of the Transaction.

(a)(1)      Material Terms—Tender Offers. The information set forth in the Offer to Purchase under the headings “Summary of the Offer,” “The Offer—General Terms,” “The Offer—Procedure for Tendering Notes,” “The Offer—Withdrawal of Tenders,” “The Offer—Conditions of the Offer; Extension; Amendment; Termination,” “The Offer—Acceptance for Payment and Payment,” “The Offer—Determination of Validity of Tender and Other Matters” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)      Not applicable.

(b)           Purchases. None of the Subject Companies’ officers, trustees or affiliates hold any of the notes and, therefore, no notes will be purchased from any officer, trustee or affiliate of the Subject Companies in connection with the offer.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Companies’ Securities. The Subject Companies are party to the following agreements, arrangements or understandings in connection with the notes:

1.             Indenture, dated as of April 7, 2010, among COPLP, as issuer, COPT, as guarantor, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of COPT filed with the Securities and Exchange Commission on April 16, 2010.

2.             Registration Rights Agreement, dated April 7, 2010, among COPLP, COPT, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of COPT filed with the Securities and Exchange Commission on April 16, 2010.

3.             Common Stock Delivery Agreement, dated April 7, 2010, among COPLP and COPT, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of COPT filed with the Securities and Exchange Commission on April 16, 2010.

The information set forth in the Offer to Purchase under the caption “Incorporation of Certain Documents By Reference” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a)           Purposes. The information in the Offer to Purchase under the heading “Purpose of the Offer” is incorporated herein by reference.

(b)           Use of Securities Acquired. The information in the Offer to Purchase under the heading “Purpose of the Offer” is incorporated herein by reference.

(c)           Plans. The information in the Offer to Purchase under the heading “Plans, Proposals or Negotiations” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information in the Offer to Purchase under the heading “Sources of Funds” is incorporated herein by reference.

(b)           Conditions. The information in the Offer to Purchase under the heading “Sources of Funds” is incorporated herein by reference.

(d)(1)      Borrowed Funds. Among the sources of funds referred to in Item 7(a) above are borrowings drawn under that certain Credit Agreement, dated as of September 1, 2011, by and among COPLP; COPT; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.;

Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to the Current Report on Form 8-K/A of COPT filed with the Securities and Exchange Commission on September 1, 2011.

(d)(2)      COPLP currently has no plans or arrangements to refinance, other than in the normal course of business, any funds drawn from the Credit Agreement referred to in Item 7(d)(1) above that are to be used in the transaction.

Item 8.   Interest in Securities of the Subject Company.

(a)           Securities Ownership. None of the notes are beneficially owned by either Subject Company, the trustees, executive officers or affiliates of either Subject Company or any trustees or executive officers of affiliates of either Subject Company.

(b)           Securities Transactions. To the knowledge of the Subject Companies after making reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the notes during the 60 days preceding the date of this Schedule TO.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Offer to Purchase under the heading “Dealer Manager; Information and Tender Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, neither of the Subject Companies’ financial condition is material to a holder’s decision whether to surrender the notes to COPLP because (i) the consideration being paid to holders surrendering notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding notes and (iv) COPT, of which COPLP is a subsidiary, is a public reporting company that files reports electronically on EDGAR.  The financial condition and results of operations of COPT and its subsidiaries, including COPLP, are reported electronically on EDGAR on a consolidated basis.

(b)           Not applicable.

Item 11. Additional Information.

(a)(2) The information in the Offer to Purchase under the heading “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 29, 2013.
(a)(1)(ii)	Letter of Transmittal.
(a)(5)(i)	Press Release, dated May 29, 2013.
(b)(1)

Credit Agreement, dated as of September 1, 2011, by and among Corporate Office Properties, L.P.; Corporate Office Properties Trust; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.; Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to the Current Report on Form 8-K/A of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 1, 2011.

(d)(1)

Indenture, dated as of April 7, 2010, among Corporate Office Properties, L.P., as issuer, Corporate Office Properties Trust, as guarantor, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(2)	Form of 4.25% Exchangeable Senior Note due 2030 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate

Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.
(d)(3)

Registration Rights Agreement, dated April 7, 2010, among Corporate Office Properties, L.P., Corporate Office Properties Trust, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(4)

Common Stock Delivery Agreement, dated April 7, 2010, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CORPORATE OFFICE PROPERTIES TRUST

	By:	/s/ Roger A. Waesche. Jr.
	Name:	Roger A. Waesche, Jr.
	Title:	President and Chief Executive Officer

	By:	/s/ Stephen E. Riffee
	Name:	Stephen E. Riffee
	Title:	Executive Vice President and Chief Financial Officer

CORPORATE OFFICE PROPERTIES, L.P.

By	CORPORATE OFFICE PROPERTIES TRUST, its general partner

	By:	/s/ Roger A. Waesche. Jr.
	Name:	Roger A. Waesche, Jr.
	Title:	President and Chief Executive Officer

	By:	/s/ Stephen E. Riffee
	Name:	Stephen E. Riffee
	Title:	Executive Vice President and Chief Financial Officer

Date: May 29, 2013

Index to Exhibits

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 29, 2013.
(a)(1)(ii)	Letter of Transmittal.
(a)(5)(i)	Press Release, dated May 29, 2013.
(b)(1)

Credit Agreement, dated as of September 1, 2011, by and among Corporate Office Properties, L.P.; Corporate Office Properties Trust; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.; Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to the Current Report on Form 8-K/A of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 1, 2011.

(d)(1)

Indenture, dated as of April 7, 2010, among Corporate Office Properties, L.P., as issuer, Corporate Office Properties Trust, as guarantor, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(2)

Form of 4.25% Exchangeable Senior Note due 2030 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(3)

Registration Rights Agreement, dated April 7, 2010, among Corporate Office Properties, L.P., Corporate Office Properties Trust, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(4)

Common Stock Delivery Agreement, dated April 7, 2010, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.